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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 6, 2003

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 6, 2003	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

Turin, 30 October 2003—Today the chairmen of SANPAOLO IMI Group, Rainer Masera, and European Bank for Investments, Philippe Maystadt, and the Managing Director of Sanpaolo Imi Internazionale, Walter Cernoia, signed an agreement in Venice. Such agreement assigns to Sanpaolo Imi an initial tranche of 100 million euro on a total loan of 150 million euro devoted to finance projects and SME based in Eastern European countries.

The agreement was signed at the Cini Foundation during a conference arranged by the Italian Presidency of European Union whose purpose was to focus the attention on the transition of Balkans from reconstruction to sustainable development.

The EIB loan was arranged and will be managed by Sanpaolo IMI Internazionale, the subsidiary of the Group which is responsible for developing and overseeing activities in these strategically important countries. Sanpaolo IMI Internazionale's principal objective is to give an helpful support to the SME involved in internationalisation and displacement process.

The loans funded by the EIB will be assigned to local SME, projects focused on environmental and energy purposes, and medium size infrastructure plans.

The loans will be provided through Sanpaolo Imi and the Group's subsidiaries in Ungheria (Inter-Europa Bank), Romania (Sanpaolo IMI Bank Romania), Slovenia (Banca Koper). The latter in turn will manage the relationship with the end borrowers.

SANPAOLO IMI DOUBLES ITS PRESENCE IN SPAIN
SECOND REPRESENTATION OFFICE OPENED IN BARCELONA

Turin, 4 November 2003—SANPAOLO IMI has opened its second Representation Office in Barcelona. Together with the one in Madrid, this second office represents a major point of reference for the increasing number of Italian companies with business activities in Spain. Its dual mission is:

  •
  to assist businesses—not only Italian companies but also Spanish multinationals—in their internationalisation process, fostering commercial exchanges between Italy and Spain;

  •
  to develop relations with local banks, focusing in particular on reinforcing the partnership with Santander Central Hispano.

The Barcelona Representation Office, like the one in Madrid, is managed by Marco Silvio Pizzi, who is assisted locally by Giacomo Bonora. The office is located at Avenida Diagonal 458, Planta 8-A, 08037 Barcelona.

The SANPAOLO IMI Group is currently present in 29 countries around the world (18 in Europe, 6 in North and South America, and 5 in Asia), with a network of 11 branch offices, 19 Representation Offices and 3 subsidiary banks in Eastern Europe.

Dean Quinn +39 011 555 2593
Damiano Accattoli +39 011 555 3590
Alessia Allemani +39 011 555 6147
Cristina Montarolo +39 011 555 5907
Anna Monticelli +39 011 555 2526
Fax +39 011 555 2989
e-mail investor.relations@sanpaoloimi.com

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SIGNATURES
SANPAOLO IMI DOUBLES ITS PRESENCE IN SPAIN SECOND REPRESENTATION OFFICE OPENED IN BARCELONA